UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108
(CUSIP Number of Class of Securities)

Stuart Alderoty
Executive Vice President, General Counsel and Secretary

CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,750,000,000	$318,725

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2,750,000,000 in value of shares of the Common Stock, par value $0.01 per share, of CIT Group Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $318,725	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: April 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO, originally filed by CIT Group Inc., a Delaware corporation (“CIT” or the “Company”), with the Securities and Exchange Commission on April 27, 2017 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash for an aggregate purchase price of $2,750,000,000 of shares of its common stock, par value $0.01 per share (the “Shares”), at a per Share price not greater than $48.00 and not less than $43.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2017 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11 in the Schedule TO and Exhibit(a)(1)(A) to the Schedule TO (Offer to Purchase)

The Offer to Purchase and Items 1 through 11 of the Schedule TO, insofar as such items incorporate sections of the Offer to Purchase as amended below, are hereby amended as follows:

Cover Page

The third to last paragraph on the cover page of the Offer to Purchase is hereby amended to read in its entirety as follows:

On April 26, 2017, the last full trading day before the Company commenced the Offer, the last reported sale price of the Shares on the NYSE was $45.36 per Share, which is above the $43.00 per Share lower end of the price range for the Offer. It is possible that the Purchase Price could be below the last reported sale price of the Shares on the last full trading day before the Company commenced the Offer or on the date of expiration of the Offer. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares.

Cautionary Notice Regarding Forward-Looking Statements

The first sentence on page 10 is hereby amended by deleting the phrase “within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended”.

Procedures for Tendering Shares

The first sentence of the second paragraph on page 24 and the first sentence of the third paragraph on page 24 of the Offer to Purchase are each hereby amended by deleting the phrase “the number of Shares to be accepted”. The following sentence is hereby added at the end of the second paragraph on page 24:

In the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $2,750,000,000, we will determine, in our absolute discretion, whether to exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Date.

Conditions of the Offer

The section of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by deleting the final paragraph of that section on page 29 in its entirety and replacing it with the following:

The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, we will as promptly as practical notify shareholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer. In certain circumstances, if we waive or modify any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction.

Miscellaneous

The section of the Offer to Purchase entitled “Miscellaneous” is hereby amended by deleting the first paragraph of that section on page 42 in its entirety and replacing it with the following:

We are not aware of any U.S. State where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. State in which the making of the Offer is not in compliance with the applicable laws of such State, we will make a good faith effort to comply with such applicable law. If, after such good faith effort, we cannot comply with the applicable law of such State or States, we will not make the Offer to (nor will we accept tenders of Shares from or on behalf of) the stockholders residing in such U.S. State. In any U.S. State where the applicable securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT GROUP INC.

By:	/s/ Ellen R. Alemany
Name:	Ellen R. Alemany
Title:	Chairwoman and Chief Executive Officer

Date: May 5, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2017.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by the Company on April 27, 2017.*
(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (One Year Vesting) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 9, 2010).
(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 9, 2010).
(d)(3)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).
(d)(4)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).
(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 1, 2013).
(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 1, 2013).
(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (incorporated by reference to Exhibit 10.30 to Form 10-K filed February 20, 2015).
(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-K filed February 20, 2015).
(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).
(d)(10)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (Executives with Employment Agreements) (2014) (incorporated by reference to Exhibit 10.33 to Form 10-K filed February 20, 2015).
(d)(11)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (incorporated by reference to Exhibit 10.30 to Form 10-Q filed August 5, 2015).
(d)(12)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-Q filed August 5, 2015).
(d)(13)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.32 to Form 10-Q filed August 5, 2015).
(d)(14)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.33 to Form 10-Q filed August 5, 2015).
(d)(15)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.34 to Form 10-Q filed August 5, 2015).
(d)(16)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 5, 2015).
(d)(17)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 5, 2015).

Exhibit Number	Description
(d)(18)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-Q filed August 5, 2015).
(d)(19)	Offer Letter, dated October 27, 2015, between CIT Group Inc. and Ellen R. Alemany, including Attached Exhibits (incorporated by reference to Exhibit 10.39 to Form 10-Q filed November 13, 2015).
(d)(20)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 16, 2017).
(d)(21)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 16, 2017).
(d)(22)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10.38 to Form 10-K filed March 16, 2017).
(d)(23)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.39 to Form 10-K filed March 16, 2017).
(d)(24)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (Executives with Employment Agreements) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.40 to Form 10-K filed March 16, 2017).
(d)(25)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10.41 to Form 10-K filed March 16, 2017).
(d)(26)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.43 to Form 10-K filed March 16, 2017).

*Previously filed with the Schedule TO filed April 27, 2017.